Exhibit 99.77(d)

ITEM 77D

The Board of Trustees for the “Voya Retirement Solution Funds” suite approved revising the funds’ principal investment strategies to allow the funds to invest up to 50% in exchange-traded funds and other unaffiliated mutual funds effective December 18, 2015.